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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                 SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ___)*

                                CLINICOR, INC.
                        ------------------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                        ------------------------------
                        (Title of Class of Securities)

                                   18726M106
                        ------------------------------
                                (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  18726M106
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1.   Name of Reporting Person and S.S. or I.R.S. Identification Number

     Thomas P. O'Donnell
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2.   Check the Appropriate Row if a Member of a Group

     a.   X (see Item 4 regarding voting agreement as to certain shares)

     b.   N/A
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3.   SEC Use Only

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4.   Citizenship or Place of Organization

     U. S. citizen
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     Number of Shares Beneficially Owned by Each Reporting Person With:

5.   Sole Voting Power           33,334 shares (see Item 4)

6.   Shared Voting Power         291,283 shares (see Item 4)

7.   Sole Dispositive Power      33,334 shares (see Item 4)

8.   Shared Dispositive Power    N/A (see Item 4)
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9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     324,617 shares (see Item 4)
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10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

     N/A
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11.  Percent of Class Represented by Amount in Row (9)

     7.9%
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12.  Type of Reporting Person

     IN
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ITEM 1(a).  NAME OF ISSUER:

            Clinicor, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            1717 West Sixth Street, Suite 400
            Austin, Texas  78703

ITEM 2(a).  NAME OF PERSON FILING:

            Thomas P. O'Donnell

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            1717 West Sixth Street, Suite 400
            Austin, Texas  78703

ITEM 2(c).  CITIZENSHIP/STATE OF ORGANIZATION:

            U.S. citizen

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $.001 per share

ITEM 2(e).  CUSIP NUMBER:

            18726M106

ITEM 3.     FILING PURSUANT TO RULE 13d-1(b):

            N/A

ITEM 4.     OWNERSHIP:

            (a)  Amount Beneficially Owned:  324,617 shares

            (b)  Percent of Class:  7.9%

            (c)  Number of shares as to which such person has:

                 (i)   sole power to vote or direct the vote:
                       33,334 shares

                 (ii)  shared power to vote or to direct the vote:
                       291,283 shares

                 (iii) sole power to dispose or to direct the disposition of:
                       33,334 shares


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                 (iv)  shared power to dispose or to direct the disposition of:
                       N/A

            Note: The 324,617 shares of Common Stock beneficially owned by Mr. O'Donnell include (1) 291,283 shares owned by other shareholders as to which Mr. O'Donnell and Mr. Robert Sammis have entered into agreements pursuant to which Mr. O'Donnell and Mr. Sammis are jointly entitled to direct the manner in which such shares shall be voted and (2) 33,334 shares issuable to Mr. O'Donnell pursuant to immediately exercisable options.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            N/A

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            See explanation provided in Item 4 above. The actual owners of the 291,283 shares, as to which Mr. O'Donnell and Mr. Sammis are jointly entitled to vote, have the right to receive and the power to direct the receipt of dividends from, or the proceeds of the sale of, such shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            N/A

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            N/A

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            N/A

ITEM 10.    CERTIFICATION:

            N/A


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                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Section 13G is true, complete and correct.



Dated: February 12, 1998                /s/ THOMAS P. O'DONNELL
      ------------------                ----------------------------------------
                                        Thomas P. O'Donnell





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